Exhibit 99.1

Luxoft Holding, Inc Reports Results for Fourth Quarter and Full-Year 2018

LONDON, May 24, 2018 - Luxoft Holding Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months and full fiscal year ended March 31, 2018.

Fourth Quarter FY2018 Highlights

•                  Revenue of $232.9 million, up 14.1% year-over-year and down 1.6% sequentially

•                  Adjusted EBITDA of $29.4 million and adjusted EBITDA margin of 12.6%, compared to $29.2 million and 14.3% in the year-ago quarter

•                  GAAP net income of $11.7 million, down 14.8% year-over-year

•                  Non-GAAP net income of $20.5 million, down 4.8% from $21.5 million in the year-ago quarter

•                  Diluted GAAP EPS of $0.34, down 15.0% from $0.40 in the year-ago quarter

•                  Non-GAAP diluted EPS of $0.59, down 6.3% from $0.63 in the year-ago quarter

•                  As of March 31, 2018, total number of employees was 12,898; Annual revenue per billable engineer was $84,923, up 10.5% from the prior year and down 0.5% sequentially

Full-Year 2018 Highlights

•                  Revenue of $906.8 million, up 15.4% year over year

•                  Adjusted EBITDA of $134.4 million and adjusted EBITDA margin of 14.8%, compared to $133.8 million and 17.0% in FY17

•                  GAAP net income of $57.0 million, down 9.0% year over year

•                  Non-GAAP net income of $96.1 million, down 2.3% from $98.3 million in FY17

•                  Diluted GAAP EPS of $1.66, compared to $1.84 in FY17

•                  Non-GAAP diluted EPS of $2.81, compared to $2.89 in FY17

Note: Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

“Our fourth quarter results were largely in-line with our expectations and marked the end to a year of progress but also continued challenges,” said Dmitry Loschinin, Luxoft’s CEO and President. “Despite the impact of certain troubled accounts, we continued to execute our strategic mandate of revenue diversification through increased penetration of attractive markets like Automotive and Digital Enterprise, while also identifying incremental value-driven opportunities. Excluding our top two accounts, our consolidated revenue increased 20.3% and our Financial Services’ revenue increased 37.4%. This was our 13th consecutive quarter of over 20% annual growth in Financial Services, excluding top two accounts, which speaks to the value our solutions and team bring to the broader market and the continued path for long-term growth. In addition, Automotive revenue increased 57.9% annually due to our successful execution and delivery of innovative technologies, solutions and experiences necessary to enable the mobility revolution.”

“Our full-year 2018 performance highlights our progress in transforming the business and revenue mix, strengthening our global delivery scale and executing initial steps to optimize our cost structure. We generated year-over-year revenue growth of 15.4%, or 33.1% ex-top two. We expanded our revenue contribution from High Potential Accounts (HPAs) by almost 50%, and delivered annual revenue growth of 42.9% from Automotive, 22.6% from Digital Enterprise and 6.3%, or 39.4% ex-top two, from Financial Services. This increasingly diversified top-line growth is supported by investments in our business, including delivery scale expansion, most notably in Asia Pacific (APAC) where we opened a Bangalore office, and in Europe where we are building a software house for a major German automotive manufacturer.”

“For the first quarter of fiscal 2019, we expect revenue and adjusted EBITDA margin to be in the range of $210 to $215 million and 8.5% to 9.5%, respectively. Based on project timing, seasonality, ramp down of the large Financial Services account and planned expenses related to SG&A optimization, we expect this to be our slowest quarter and for growth to accelerate as we move through fiscal 2019.”

Mr. Loschinin concluded, “Looking ahead, we will continue to execute our transformation strategy and align Luxoft with expanding growth opportunities and key emerging technology trends. We are focused on driving improved execution and strengthening our foundation for long-term sustainable growth. We believe we are taking the right steps and have the right strategy in place to deliver increasing value while also providing direct returns through our recently announced $60 million share repurchase program.”

Fourth Quarter Key Operating Highlights

•                  Fourth quarter revenue in APAC and Europe grew 103.2% and 34.9%, respectively.

•                  Our expanding global presence and growth outside of Financial Services is meaningfully reducing client concentration. At year end, revenue by line of business was 57.3% Financial Services, 22.7% Digital Enterprise and 20.0% Automotive, which compares to the prior year of 56.8%, 28.8% and 14.4%, respectively.

•                  Our top two accounts amounted to 34.1% of revenue, representing a 3.4 percentage point decrease over the prior year.

•                  Our top five accounts amounted to 46.8% of revenue, an annual 4.9 percentage point decrease, and top ten accounts amounted to 56.3% of revenue, a 6.0 percentage point decrease.

Full-Year Key Operating Highlights

•                  Full-year revenue in North America increased 15.9% from the prior year while APAC and Europe revenue grew 60.3% and 25.6%, respectively.

•                  Our expanding global presence and growth outside of Financial Services is meaningfully reducing client concentration. For the year, revenue by line of business was 56.7% Financial Services, 25.8% Digital Enterprise and 17.5% Automotive, which compares to the prior year of 61.6%, 24.3% and 14.1%, respectively.

•                  Our top two accounts amounted to 34.7% of revenue, representing an 8.6 percentage point decrease over the prior year.

•                  Our top five accounts amounted to 47.4% of revenue, an annual 7.2 percentage point decrease, and top ten accounts amounted to 57.6% of revenue, an 8.4 percentage point decrease.

Conference Call Information

The Company will host a conference call to review the results on Thursday, May 24, 2018 at 8:00 a.m. ET. To participate, please dial 877-407-8293 or 201-689-8349 (outside the U.S.) or access the live webcast here.

A replay will be available two hours after the call at http://investor.luxoft.com or by dialing 877-660-6853 or 201-612-7415 (outside the U.S.) and entering the conference ID 13675016. The replay will be available until June 7, 2018.

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has more than 12,900 employees across 42 cities in 21 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit the website.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict”, potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Inquires	Media Inquiries
Tracy Krumme	Robert Maccabe
Vice President, Investor Relations	Director, Public Relations
212-964-9900 ext. 2460	+44 (0)20 3828 2346
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	As of March 31, 2018	As of March 31, 2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$104,357	$109,558
Restricted cash, current	70	4,000
Trade accounts receivable, net of allowance for doubtful accounts of $1,232 at March 31, 2018 and $435 at March 31, 2017	186,991	144,862
Unbilled revenue	33,310	14,454
Work-in-progress	3,734	2,805
Due from related parties	1,272	1,084
VAT and other taxes receivable	4,082	1,732
Advances issued	1,777	2,740
Other current assets	8,041	5,224
Total current assets	$343,634	$286,459
Non-current assets
Restricted cash, non-current	2,775	1,399
Deferred tax assets	4,349	3,423
Property and equipment, net	52,739	49,571
Intangible assets, net	106,368	120,430
Goodwill	88,908	76,918
Other non-current assets	5,047	9,007
Total non-current assets	$260,186	$260,748
Total assets	$603,820	$547,207
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$856	$633
Accounts payable	25,964	24,402
Accrued liabilities	49,593	38,513
Deferred revenue	4,105	3,815
Due to related parties	14	460
Taxes payable	22,916	21,283
Payable on derivative financial instruments	776	295
Payable for acquisitions, current	6,415	17,221
Other current liabilities	2,302	2,025
Total current liabilities	$112,941	$108,647
Deferred tax liability, non-current	10,830	16,907
Payable for acquisitions, non-current	2,895	32,206
Other non current liabilities	7,205	2,629
Total liabilities	$133,871	$160,389
Shareholders’ equity
Share capital (80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	155,456	133,192
Common stock held in treasury, at cost (61,874 shares as of March 31, 2018; 93,813 shares as of March 31, 2017)	(3,424)	(6,028)
Retained earnings	320,521	263,508
Accumulated other comprehensive loss	(2,636)	(3,886)
Total shareholders’ equity attributable to the Group	$469,917	$386,786
Non-controlling interest	32	32
Total equity	$469,949	$386,818
Total liabilities and equity	$603,820	$547,207

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months ended March 31,		For the year ended March 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Sales of services	$232,881	$204,131	$906,766	$785,561
Operating expenses
Cost of services (exclusive of depreciation and amortization)	148,638	129,632	567,874	474,980
Selling, general and administrative expenses	61,492	56,193	241,239	213,723
Depreciation and amortization	10,978	10,260	42,673	34,847
Gain from revaluation of contingent liability	(7,320)	(9,434)	(13,340)	(12,021)
Impairment loss	8,241	5,287	8,241	5,287
Operating income	10,852	12,193	60,079	68,745
Other income and expenses
Interest income/ (loss), net	97	(91)	173	(81)
Unwinding of discount rate for contingent liability, gain/ (loss)	71	(766)	(1,215)	(1,990)
Other gain, net	893	755	2,773	5,119
Gain/ (loss) from derivative financial instruments	(1,937)	—	(1,791)	1,314
Net foreign exchange gain/ (loss)	1,466	889	2,767	(2,604)
Income before income taxes	11,442	12,980	62,786	70,503
Income tax (expense)/gain	264	755	(5,773)	(7,865)
Net income	$11,706	$13,735	$57,013	$62,638
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$11,706	$13,735	$57,013	$62,638
Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.34	$0.41	$1.69	$1.88
Weighted average ordinary shares outstanding	33,981,491	33,493,847	33,703,069	33,280,771
Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.34	$0.40	$1.66	$1.84
Diluted weighted average ordinary shares outstanding	34,411,622	34,132,929	34,247,805	34,000,674

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended March 31,		For the year ended March 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$11,706	$13,735	$57,013	$62,638
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effects of 3, (27) and (65), 201	120	(840)	(561)	1,418
Unrealized gains, net of tax effects of (45), 69 and (45), 69	(454)	580	(454)	580
Translation adjustments with no tax effects	586	109	2,265	(1,903)
Total other comprehensive income	252	(151)	1,250	95
Comprehensive income	$11,958	$13,584	$58,263	$62,733
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$11,958	$13,584	$58,263	$62,733

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the year ended March 31,
	2018	2017
	(Unaudited)
Operating activities
Net income	$57,013	$62,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,673	34,847
Deferred tax benefit	(4,140)	(3,395)
(Gain)/ loss from derivative financial instruments	1,791	(1,314)
Net foreign exchange (gain)/ loss	(2,767)	2,604
Provision for doubtful accounts	941	380
Gain from revaluation of contingent liability	(13,340)	(12,021)
Unwinding of discount rate for contingent liability, loss	1,215	1,990
Share-based compensation	28,968	28,984
Impairment loss	8,241	5,287
Other	630	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(47,449)	145
Work-in-progress	(928)	(1,210)
Due to and from related parties	(634)	1,001
Accounts payable and accrued liabilities	2,634	8,879
Deferred revenue	282	(1,761)
Changes in other assets and liabilities	(123)	(5,027)
Net cash provided by operating activities	75,007	122,027
Investing activities
Purchases of property and equipment	(20,585)	(19,614)
Purchases of intangible assets	(4,593)	(4,182)
Acquisitions, net of cash acquired	(34,155)	(77,672)
Restricted cash	4,125	(5,000)
Net cash used in investing activities	(55,208)	(106,468)
Financing activities
Net repayment of short-term borrowings	(785)	(5,897)
Acquisition of business, deferred consideration	(19,258)	(4,577)
Repurchases of common stock	(5,547)	(3,611)
Repayment of capital lease obligations	(163)	(133)
Net cash used in financing activities	(25,753)	(14,218)
Effect of exchange rate changes on cash and cash equivalents	753	(328)
Net decrease in cash and cash equivalents	(5,201)	1,013
Cash and cash equivalents at beginning of year	109,558	108,545
Cash and cash equivalents at end of period	$104,357	$109,558

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three months ended March 31,				Year ended March 31,
	2018	2018		2018	2018	2018		2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	10,852	11,669	(a)	22,521	60,079	45,137	(a)	105,216
Operating margin	4.7%	5.0%		9.7%	6.6%	5.0%		11.6%
Net income	11,706	8,765	(b)	20,471	57,013	39,085	(b)	96,098
Diluted earnings per share	$0.34			$0.59	$1.66			$2.81

	Three months ended March 31,				Year ended March 31,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	12,193	9,112	(a)	21,305	68,745	38,727	(a)	107,472
Operating margin	6.0%	4.5%		10.5%	8.8%	4.9%		13.7%
Net income	13,735	7,760	(b)	21,495	62,638	35,673	(b)	98,311
Diluted earnings per share	$0.40			$0.63	$1.84			$2.89

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three months ended March 31,		Year ended March 31,
(a)	2018	2017	2018	2017
Adjustments to GAAP operating income
Stock-based compensation expense	$6,028	$7,470	$28,968	$28,984
Amortization of purchased Intangible assets	4,524	3,994	17,265	12,353
Gain from revaluation of contingent liability	(7,320)	(9,434)	(13,340)	(12,021)
Acquisition related costs	196	1,795	4,003	4,124
Impairment loss	8,241	5,287	8,241	5,287
Total Adjustments to GAAP income from operations:	$11,669	$9,112	$45,137	$38,727

	Three months ended March 31,		Year ended March 31,
(b)	2018	2017	2018	2017
Adjustments to GAAP net income
Stock-based compensation expense	$6,028	$7,470	$28,968	$28,984
Amortization of purchased Intangible assets	4,524	3,994	17,265	12,353
Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability	(7,391)	(8,668)	(12,125)	(10,031)
Acquisition related costs	196	1,795	4,003	4,124
Impairment loss	8,241	5,287	8,241	5,287
Tax effect of the adjustments	(2,833)	(2,118)	(7,267)	(5,044)
Total Adjustments to GAAP net income :	$8,765	$7,760	$39,085	$35,673

	Three Months Ended March 31,		Year Ended March 31,
	2018	2017	2018	2017
Net income	$11,706	$13,735	$57,013	$62,638
Adjusted for:
Interest Income	(97)	91	(173)	81
Unwinding of discount rate for contingent liability, loss	(71)	766	1,215	1,990
Income tax	(264)	(755)	5,773	7,865
Depreciation and Amortization	10,978	10,260	42,673	34,847
EBITDA	$22,252	$24,097	106,501	107,421
Adjusted for
Stock based compensation	6,028	7,470	28,968	28,984
Gain from revaluation of contingent liability	(7,320)	(9,434)	(13,340)	(12,021)
Acquisition related costs	196	1,795	4,003	4,124
Impairment loss	8,241	5,287	8,241	5,287
Adjusted EBITDA	$29,397	$29,215	$134,373	$133,795

Luxoft Holding, Inc

Schedule of supplemental information

(Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended March 31,
	2018		2017
Client location	Amount	% of sales	Amount	% of sales
North America	$71,500	30.7%	$78,546	38.5%
Europe (excl. U.K.)	84,717	36.4%	62,784	30.8%
U.K.	47,285	20.3%	44,976	22.0%
Russia	13,607	5.8%	9,272	4.5%
APAC	13,135	5.6%	6,465	3.2%
Other	2,637	1.2%	2,088	1.0%
Total	$232,881	100.0%	$204,131	100.0%

	Revenue for the Year Ended March 31,
	2018		2017
Client location	Amount	% of sales	Amount	% of sales
North America	$308,770	34.1%	$266,429	33.9%
Europe (excl. U.K.)	295,777	32.6%	235,522	30.0%
U.K.	200,024	22.1%	213,547	27.2%
Russia	52,200	5.8%	36,905	4.7%
APAC	42,618	4.7%	26,585	3.4%
Other	7,377	0.7%	6,573	0.8%
Total	$906,766	100.0%	$785,561	100.0%

	Revenue for the three Months Ended March 31,
	2018		2017
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$133,550	57.3%	$115,964	56.8%
Digital Enterprise	52,834	22.7%	58,724	28.8%
Automotive	46,497	20.0%	29,443	14.4%
Total	$232,881	100.0%	$204,131	100.0%

	Revenue for the Year Ended March 31,
	2018		2017
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$514,313	56.7%	$483,801	61.6%
Digital Enterprise	234,023	25.8%	190,921	24.3%
Automotive	158,430	17.5%	110,839	14.1%
Total	$906,766	100.0%	$785,561	100.0%

LUXOFT HOLDING, INC.

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Three Months Ended June 30, 2018
Revenue	$210,000

Net income	$992
Adjusted for:
Interest Income	(20)
Unwinding of discount rate for contingent liability, loss/ (gain)	30
Income tax	260
Depreciation and Amortization	9,933
EBITDA	$11,195
Adjusted for:
Stock based compensation	5,977
Acquisition related costs	779
Adjusted EBITDA	$17,950
Adjusted EBITDA margin	8.5%

Net income	$992
Adjusted for:
Stock-based compensation expense	5,977
Amortization of purchased Intangible assets	4,063
Unwinding of discount rate for contingent liability, loss/ (gain)	30
Acquisition related costs	779
Tax effect of the adjustments	(1,410)
Total adjustments to Net Income	$9,438
Adjusted Net Income	$10,430
Diluted weighted average ordinary shares outstanding	34,206,596
Adjusted EPS	$0.30

	Three Months Ended June 31, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$992	$9,438	$10,430
Diluted earnings per share	$0.03		$0.30